

April 14, 2015

Jamie Welch
Group Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

Martin Salinas, Jr.
Chief Financial Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

> **Re:** **Energy Transfer Equity, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-32740**
>
> **Energy Transfer Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-11727**

Dear Messrs. Welch and Salinas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Jamie Welch
Energy Transfer Equity, L.P.
Martin Salinas, Jr.
Energy Transfer Partners, L.P.
April 14, 2015
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Phillips 66 Joint Ventures, page 70

1. We note you formed two joint ventures with Phillips 66. Phillips 66 owns 25% while Energy Transfer Equity, along with Energy Transfer Partners, owns the remaining 75%. Please explain to us how you account for these joint ventures and your basis for the accounting treatment.

Segment Operating Results, page 74

2. As part of our prior review of Energy Transfer Partner's Form 10-K for the year ended December 31, 2013 we wrote you the following comment:

   "*We note several instances in your discussions of segment results where you disclose an increase or decrease in operating expenses and general and administrative expenses without describing the underlying reasons for the increase or decrease. Please disclose the underlying causes for the changes in future filings. Also, we note that you identify more than one factor underlying increases or decreases in gross margins and costs and expenses without quantifying the impact of the factors. In future filings please quantify to the extent practical of the impact of each factor identified.*"

   It appears that the disclosures related to Energy Transfer Partners were reasonably revised in accordance with the previous comment. However, we note occurrences where it appears there were no revisions to the disclosures of Energy Transfer Equity. Please consider this comment in future filings of Energy Transfer Equity as well.

Notes to Consolidated Financial Statements

3. Acquisition and Related Transactions, page F-27

3. Please explain to us why the pro forma results of operations do not include the Susser or Hoover transactions. Reference is made to ASC 805-10-50-3.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jamie Welch
Energy Transfer Equity, L.P.
Martin Salinas, Jr.
Energy Transfer Partners, L.P.
April 14, 2015
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief